Exhibit 99.1

EHang Appoints Xin Fang as Chief Operating Officer

Guangzhou, China, February 24, 2022 — EHang Holdings Limited (Nasdaq: EH) (“EHang” or the “Company”), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announces the appointment of Mr. Xin Fang as the Chief Operating Officer (“COO”) of EHang, effective on February 24, 2022.

Mr. Xin Fang will be in charge of the Company’s daily operations, with a focus on sales of EHang AAV products and solutions, and the commercialization of Urban Air Mobility (“UAM”) services. He will report to Mr. Huazhi Hu, the Founder, Chairman and CEO of EHang.

Mr. Xin Fang is a seasoned business leader with more than 20 years of business administration and operational experience and a master’s degree in business administration from Nanchang University. Mr. Fang has the track record of success in the fields of sales of IT product and system integration solutions, tourism operation and management, tourism real estate development, etc. In 2000, Mr. Fang founded Beijing Yihangtianxin Technology Development Co., Ltd., one of the Top Tier Distributors of IBM System xTM in China with sophisticated IT system projects deployed for large-scale enterprises and government departments, such as the Ministry of Industry and Information Technology of China. In 2012, Mr. Fang founded Wuning Xinyihang Investment Development Co., Ltd., representative projects of which include the Bluetown Sea Hi Tourism Town in China’s national AAAAA-level Lushan West Sea Scenic Spot, a major tourism project in Jiangxi province, China.

“I’m delighted to welcome Mr. Xin Fang to join EHang’s management team. He brings us with extensive and valuable experience in business administration, sales of technology products and solutions, tourism project development and operations, which will lay the solid groundwork for our next-stage of business growth and operations as we are moving ahead with the 100 Air Mobility Routes Initiative especially in the field of aerial sightseeing and tourism,” said Mr. Huazhi Hu, the Founder, Chairman and CEO of EHang. “Looking forward, Mr. Fang will play a pivotal role in reinforcing our teams’ synergy and executing the Company’s strategy to become a pioneering UAM platform operator with our mission to bring safe, autonomous and eco-friendly air mobility to everyone.”

Mr. Xin Fang, the COO of EHang, commented, “EHang is at the forefront of the global UAM industry, leading the autonomous eVTOL innovation to change the way how passengers and cargos transport. I’m thrilled to join such a revolutionary technology company and will dedicate all my expertise and experience to this great career. With our first mover advantages and supports of well-rounded talents and functions, I’m confident to bring EHang to the next level of success and keep our global leadership in the increasingly competitive UAM sector.”

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (“AAV”) technology platform company. Our mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (“UAM”) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Media Contact: pr@ehang.com

Investor Contact: ir@ehang.com

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